SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WINS ANOTHER COURT RULING (IN GERMANY) AGAINST
SPANISH OTA PIRATE EDREAMS

Ryanair, Europe's largest airline, today (Thurs 25 Jul) confirmed that the Berlin Regional Court in Germany had ruled in favour of Ryanair in its continuing Court actions against Spanish OTA Pirate, eDreams, and its overcharging website. This Berlin Court ruling comes less than a week after the Delaware Court in the USA ruled in favour of Ryanair in a similar action against Booking.com, which found that Booking.com was in breach of the US Computer Fraud and Abuse Act, and had been acting with intent to defraud Ryanair by illegally scraping Ryanair's website.

In this latest German ruling, the Berlin Regional Court of First Instance found that the eDreams payment "service fee" of €3.88 was excessive and therefore unlawful. The Court also ruled that eDreams "Flexfare", under which eDreams claims to allow passengers to change the date and time of their flights for free, was misleading as all eDreams did was waive its own change fees but the airline change fees still applied.

Separately, the Berlin Regional Court also granted Ryanair an injunction against eDreams Prime T&C's, under which eDreams claimed that it would only give discounts up to the value of the eDreams Prime annual membership. This exposes the eDreams Prime false advertising under which it previously claimed that eDreams Prime members would receive discounts on "100% of their flights" bookings. Ryanair continues to expose the eDreams Prime as another overcharging scam perpetrated by this Spanish OTA Pirate against consumers.

eDreams is the last significant OTA Pirate in Europe which is still illegally scraping Ryanair's website, and still overcharging unsuspecting consumers for air fares and ancillary services. Almost all other significant EU OTA's have now signed up to Ryanair's "Approved OTA" agreements, under which they agree that they will display Ryanair's true prices for seats and ancillary services, and they guarantee that Ryanair will receive real customer contact payment details. These "Approved OTA" agreements protect consumers from over charging rip offs such as those perpetrated by Spanish OTA Pirate eDreams, and their eDreams Prime membership scam.

Ryanair's Chief Marketing Officer Dara Brady said:
"Last week's ruling in the Delaware Courts was a momentous victory against Booking.com, but was also a significant win for consumers. Booking.com can no longer illegally scrape Ryanair (and other airline websites) in order to overcharge consumers for the underlying air fares or ancillary services. Yet here in Europe, eDreams remains the last significant OTA Pirate, which is still illegally scraping Ryanair's website, and still trying to overcharge unsuspecting consumers with inflated air fares and marked up ancillary services.

We call on eDreams to cease this anti-consumer overcharging and to sign up to Ryanair's Approved OTA distribution agreement, like most other European OTAs now have. This will guarantee consumers real Ryanair prices for seats and ancillary services and deliver to Ryanair real customer contact and payment details instead of fake email addresses and fake card payments. The only reason why eDreams won't sign is because they prefer to keep overcharging consumers, especially with their worthless "Prime" membership scam.

These last remaining OTA Pirates, led by eDreams, must stop overcharging consumers. If they wish to charge a transparent fee for their services then that's their decision, but they must stop scamming and inflating Ryanair and other airline travel prices to unsuspecting consumers."

ENDS
For further info
please contact:
Ryanair Press Office
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 July, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary